Exhibit 15.1




The Board of Directors and Stockholders
Maverick Tube Corporation

We are aware of the incorporation by reference in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-111441) of Maverick Tube Corporation for the registration of up to an aggregate of $250,000,000 of its securities consisting of common stock, preferred stock, debt securities, and warrants for equity securities on an unallocated basis of our reports dated May 5, 2003, August 4, 2003 and November 7, 2003, relating to the unaudited condensed consolidated interim financial statements of Maverick Tube Corporation that are included in its Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively.




                                                           /s/ Ernst & Young LLP


St. Louis, Missouri

January 6, 2004